UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-39360

CUSIP NUMBER: G8211A 108

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2020

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR For the Transition Period Ended: _______________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Skillful Craftsman Education Technology Limited

Full name of registrant:

N/A

Former name if applicable:

Floor 4, Building 1, No. 311, Yanxin Road

Address of principal executive office (Street and number):

Huishan District, Wuxi, Jiangsu Province, PRC 214000

City, state and zip code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Skillful Craftsman Education Technology Limited (the “Registrant”) was unable, without unreasonable effort or expense, to file its Annual Report on Form 20-F for the fiscal year ended March 31, 2020 (the “Annual Report”) by July 31, 2020, the filing date applicable to foreign private issuers, due to a delay experienced by the Registrant in completing its financial statements and other disclosures in the Annual Report in connection with the Registrant’s recently completed initial public offering of ordinary shares, which closed on July 27, 2020. As a consequence of the efforts it dedicated to the initial public offering, the Registrant could not finalize its financial statement preparation and disclosures for the period ended March 31, 2020 without undue hardship and expense to the Registrant. The Registrant anticipates that it will file the Annual Report no later than the fifteenth calendar day following the prescribed filing date.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Xiaofeng Gao	(86) 0510	81805788
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒    No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒     No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant is required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations that the Registrant expects to report for the period ended March 31, 2020 will reflect significant changes from its results of operations for the period ended March 31, 2019. As disclosed in the Registrant’s final prospectus to the registration statement on Form F-1 (File No. 333-237815), as filed with the Securities and Exchange Commission on July 22, 2020, the Registrant estimated that its revenue was $28.7 million during the fiscal year ended March 31, 2020, representing an increase of approximately 16.2%, from $24.7 million for the fiscal year ended March 31, 2019, and its estimated net income was approximately $10.1 million for the fiscal year ended March 31, 2020, representing an increase of approximately 16.3%, as compared to a net income of $8.7 million for the year ended March 31, 2019.

Skillful Craftsman Education Technology Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 31, 2020	By	/s/ Xiaofeng Gao
Xiaofeng Gao
Chief Executive Officer and Chairman of the Board of Directors